EXHIBIT 99.28 (d)(xii)

Expense Limitation Agreement

This Expense Limitation Agreement (the “Agreement”) is made and entered into this 1st day of March, 2014 between Lord, Abbett & Co. LLC (“Lord Abbett”) and Lord Abbett Securities Trust (the “Trust”) with respect to Lord Abbett International Core Equity Fund (“International Core Equity Fund”), Lord Abbett International Dividend Income Fund (“International Dividend Income Fund”) and Lord Abbett Growth Leaders Fund (“Growth Leaders Fund”) (collectively, the “Funds”).

In consideration of good and valuable consideration, receipt of which is hereby acknowledged, it is agreed as follows:

1.	With respect to each of International Core Equity Fund and International Dividend Income Fund, Lord Abbett agrees for the time period set forth in paragraph 3 below to waive all or a portion of its management fee, waive all or a portion of its administrative services fee, and reimburse the Fund’s other expenses to the extent necessary so that total net annual operating expenses for each class, excluding 12b-1 fees, do not exceed an annual rate of 0.77%.

2.	With respect to Growth Leaders Fund, Lord Abbett agrees for the time period set forth in paragraph 3 below to waive all or a portion of its management fee, waive all or a portion of its administrative services fee, and reimburse the Fund’s other expenses to the extent necessary so that total net annual operating expenses for each class, excluding 12b-1 fees, do not exceed an annual rate of 0.60%.

3.	This Agreement will be effective from March 1, 2014 through February 28, 2015. This Agreement may be terminated only by the Board of Trustees of the Trust upon written notice to Lord Abbett.

IN WITNESS WHEREOF, Lord Abbett and Lord Abbett the Trust have caused this Agreement to be executed by a duly authorized member and officer, respectively, to become effective as of the day and year first above written.

Lord Abbett Securities Trust

By:	/s/ Thomas R. Phillips
Thomas R. Phillips Vice President and Assistant Secretary

Lord, Abbett & Co. llc

By:	/s/ Lawrence H. Kaplan
Lawrence H. Kaplan Member and General Counsel